SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Tele Leste Celular Participações S.A.

Financial Statements for the Nine-month

Period Ended September 30, 2005 and

Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REVIEW REPORT

To the Management and Shareholders of

Tele Leste Celular Participações S.A.

Salvador - BA

1. We have performed a special review of the Quarterly Information of Tele Leste Celular Participações S.A. and subsidiaries referring to the quarter and nine-month period ended September 30, 2005, prepared under the responsibility of management and according to Brazilian accounting practices, consisting of the balance sheets, individual and consolidated, the related statements of operations and the performance report .

2. We conducted our review in accordance with the specific standards established by Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the criteria adopted in preparing the Quarterly Information; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries .

3. Based on our special review, we are not aware of any material modifications that should be made to the above-mentioned Quarterly Information for it to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission, specifically applicable to the preparation of the mandatory Quarterly Information .

4. We had previously reviewed the individual and consolidated balance sheets prepared as of June 30, 2005 and the individual and consolidated statements of operations for the quarter and nine-month period ended September 30, 2004, presented for comparative purposes , on which we issued unqualified special review reports, dated July 25, 2005 and October 26, 2004, respectively.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 25, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2005
(In thousands of Brazilian reais - R$)

	Company		Consolidated
ASSETS	09.30.05	06.30.05	09.30.05	06.30.05

CURRENT ASSETS
Cash and cash equivalents	97	38	3,088	3,037
Financial investments	9	235	25,542	18,627
Trade accounts receivable, net	-	-	137,338	136,141
Inventories	-	-	30,262	28,905
Advances to suppliers	-	-	5,885	5,404
Interest on capital and dividends	2,890	2,890	-	-
Deferred and recoverable taxes	512	511	42,464	43,234
Prepaid expenses	-	-	12,663	16,286
Other assets	210	157	5,976	9,519
	3,718	3,831	263,218	261,153

NONCURRENT ASSETS
Deferred and recoverable taxes	12,780	12,432	210,017	209,509
Derivative contracts	-	-	-	414
Prepaid expenses	-	-	1,369	1,859
Other assets	-	-	14,923	14,617
	12,780	12,432	226,309	226,399

PERMANENT ASSETS
Investments	310,990	330,563	-	-
Property, plant and equipment, net	-	-	369,884	381,616
Deferred charges, net	-	-	340	409
	310,990	330,563	370,224	382,025

TOTAL ASSETS	327,488	346,826	859,751	869,577

	Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	09.30.05	06.30.05	09.30.05	06.30.05

CURRENT LIABILITIES
Payroll and related accruals	107	94	6,814	5,872
Trade accounts payable	448	23	109,194	123,193
Taxes payable	197	190	21,898	21,319
Loans and financing	232	-	146,725	138,524
Derivative contracts	26	-	53,857	48,056
Interest on capital and dividends payable	443	471	443	471
Reserve for contingencies	-	-	10,154	9,507
Other liabilities	5,583	5,570	23,808	20,180
	7,036	6,348	372,893	367,122

LONG-TERM LIABILITIES
Loans and financing	385	-	116,621	123,349
Derivative contracts	-	-	35,683	25,973
Reserve for contingencies	-	-	8,259	7,341
Other liabilities	-	-	6,228	5,314
	385	-	166,791	161,977

SHAREHOLDERS' EQUITY
Capital	306,830	306,340	306,830	306,340
Capital reserves	126,419	126,909	126,419	126,909
Accumulated deficit	(113,219)	(92,808)	(113,219)	(92,808)
	320,030	340,441	320,030	340,441

FUNDS FOR CAPITALIZATION	37	37	37	37

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	327,488	346,826	859,751	869,577

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
TELE LESTE CELULAR PARTICIPAÇÕES S.A.
STATEMENTS OF OPERATIONS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04

GROSS OPERATING REVENUE
Telecommunications services	-	-	472,381	400,849
Sale of products	-	-	145,930	103,278
	-	-	618,311	504,127
Deductions from gross revenue	-	-	(199,615)	(152,536)

NET OPERATING REVENUE	-	-	418,696	351,591
Cost of services provided	-	-	(130,918)	(122,669)
Cost of products sold	-	-	(102,516)	(81,850)

GROSS PROFIT	-	-	185,262	147,072

OPERATING REVENUE (EXPENSES)
Selling expenses	-	-	(141,774)	(103,700)
General and administrative expenses	(2,365)	(1,704)	(42,835)	(41,787)
Other operating expenses	-	-	(15,427)	(9,573)
Other operating revenue	93	-	10,751	5,410
Equity pick-up	(53,343)	(18,309)	-	-
	(55,615)	(20,013)	(189,285)	(149,650)

OPERATING LOSS BEFORE FINANCIAL
INCOME (EXPENSES)	(55,615)	(20,013)	(4,023)	(2,578)
Financial income (expenses)	1,121	1,096	(44,660)	(14,536)

OPERATING LOSS	(54,494)	(18,917)	(48,683)	(17,114)
Nonoperating income (expense), net	-	-	235	(466)

LOSS BEFORE TAXES	(54,494)	(18,917)	(48,448)	(17,580)
Income and social contribution taxes	-	-	(6,046)	(4,755)

LOSS FOR THE PERIOD	(54,494)	(18,917)	(54,494)	(22,335)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005
(In thousands of Brazilian reais - R$, unless otherwise indicated)

1  OPERATIONS

Tele Leste Celular Participações S.A. ("Tele Leste" or "Company") is a publicly-traded company which, as of September 30, 2005, is controlled by Sudestecel Participações S.A. (22.26% of total capital), Brasilcel N.V. (3.36% of total capital), Tagilo Participações Ltda. (2.4% of total capital) and Avista Participações Ltda. (22.65% of total capital). Sudestecel Participações S.A. , Tagilo Participações Ltda. and Avista Participações Ltda. are wholly-
-owned subsidiaries of Brasilcel N.V.

Brasilcel N.V. is jointly controlled by Telefónica Móviles , S.A. (50% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS , S.A. (49.999% of total capital) and Portugal Telecom, SGPS , S.A. (0.001% of total capital).

Tele Leste has a full controlling interest in the operators Telebahia Celular S.A. ("Telebahia") and Telergipe Celular S.A. ("Telergipe"), which provide mobile telephone services in the States of Bahia and Sergipe, including activities necessary or useful to the performance of these services, in conformity with the licenses granted to them.

The licenses granted to the subsidiaries Telebahia and Telergipe are valid until June 29 and December 15, 2008, respectively, and are renewable, once only, for a 15-year term, by payment of charges equivalent to approximately 1% of the annual billing of the operators.

The business of the subsidiaries, including the services they may provide, is regulated by the National Telecommunications Agency ( Agência Nacional de Telecomunicações - ANATEL ), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective complementary regulations, decrees, rulings and plans.

On July 29, 2005, the Board of the Company approved the corporate restructuring of Telergipe Celular S.A. through a merger with Telebahia Celular S.A. The proposed restructuring was filed with ANATEL on September 8, 2005.

The purpose of this operation is to obtain financial and operational benefits, among others, through reductions in administrative costs, the cost of publications, and rationalization of the accounting procedures.

2  PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated quarterly information ("ITR") is presented in thousands of Brazilian reais (except where otherwise mentioned) and was prepared in accordance with Brazilian accounting practices, which include the accounting practices derived from Brazilian corporate law, regulations applicable to the public telecommunications service concessionaires and accounting regulations and procedures established by the Brazilian Securities Commission ( Comissão de Valores Mobiliários - CVM ).

The consolidated ITR includes, in addition to the Company's balances and transactions, the balances and transactions of the subsidiaries Telebahia and Telergipe. In the consolidation, all the balances and transactions between the Companies were eliminated.

These ITR were prepared in accordance with principles, practices and criteria consistent with those adopted in preparing the financial statements of the last fiscal year and should be analyzed together with those statements.

The financial statements referring to June 30, 2005 and September 30, 2004 were reclassified, where applicable, for comparison purposes.

3  FINANCIAL INVESTMENTS

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Financial investments	9	235	25,542	18,627

The majority of the financial investments refer to fixed-income investments, which are indexed to interbank deposit (CDI) rates, with immediate liquidity.

As of September 30, 2005, the Company had financial investments of R$0 (R$175 as of June 30, 2005) pledged in guarantee of lawsuits.

4  TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	09.30.05	06.30.05

Unbilled amounts	25,256	26,425
Billed amounts	73,573	64,635
Interconnection	34,224	30,045
Products sold	20,336	28,782
(-) Allowance for doubtful accounts	(16,051)	(13,746)
Total	137,338	136,141

No customers have contributed with more than 10% of the net accounts receivable as of September 30 and June 30, 2005, except for amounts receivable from Telemar Norte Leste S.A., which represented approximately 13% and 12%, respectively, of the net accounts receivable as of those dates.

The movements of the allowance for doubtful accounts are as follows:

	Consolidated
	2005	2004

Balance at the beginning of the year	12,796	14,434
Additions in the 1 st quarter	3,349	3,196
Write-offs and recoveries in the 1 st quarter	(3,294)	(2,213)

Balance as of March 31	12,851	15,417

Additions in the 2 nd quarter	6,128	2,683
Write-offs and recoveries in the 2 nd quarter	(5,233)	(4,186)

Balance as of June 30	13,746	13,914

Additions in the 3 rd quarter	5,175	3,131
Write-offs and recoveries in the 3 rd quarter	(2,870)	(3,299)

Balance as of September 30	16,051	13,746

5  INVENTORIES

	Consolidated
	09.30.05	06.30.05

Digital handsets	32,467	32,438
Accessories and others	168	171
(-) Allowance for obsolescence	(2,373)	(3,704)
Total	30,262	28,905

6  DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Prepaid income and social contribution taxes	12,662	12,315	20,752	21,559
Withholding income tax	6	4	2,133	1,849
Recoverable ICMS (State VAT)	-	-	26,140	25,960
Recoverable PIS and COFINS (taxes on revenue)	-	-	12,269	11,586
Other recoverable taxes	360	360	618	945
Total recoverable taxes	13,028	12,679	61,912	61,899

Deferred income and social contribution taxes	264	264	187,905	187,362
ICMS to be appropriated	-	-	2,664	3,482
Total	13,292	12,943	252,481	252,743

Current	512	511	42,464	43,234
Noncurrent	12,780	12,432	210,017	209,509

Deferred income and social contribution taxes are mainly comprised as follows:

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Merged tax credit (corporate restructuring)	-	-	55,558	58,233
Tax credits relating to:
Obsolescence	-	-	398	487
Contingencies	-	-	2,151	2,159
Doubtful accounts	-	-	5,468	5,175
Fidelity program	-	-	1,222	1,180
Accelerated depreciation	-	-	7,314	6,872
Other amounts	-	-	3,346	3,275
Tax loss carryforwards	264	264	112,448	109,981
Total deferred taxes	264	264	187,905	187,362

Current	-	-	3,570	3,278
Noncurrent	264	264	184,335	184,084

Deferred taxes have been recorded on the assumption of their future realization, as follows:

a)  Tax loss carryforwards : will be offset up to a limit of 30% of taxable income in subsequent years.

b)  Merged tax credit : consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders' equity (see Note 26) and is realized proportionally to the amortization of the goodwill of the subsidiaries, over a period of ten years.

c)  Temporary differences : will be realized upon the payments of the accruals, effective losses on bad debts and realization of inventories .

At the end of the 2004 fiscal year, the Company prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the deferred taxes recognized, as determined by CVM Resolution No. 371. Management did not identify any change that could affect the conclusion of these studies as of September 30, 2005.

Management has been monitoring the evolution of these credits, and, in this respect, decided not to recognize deferred income and social contribution on tax losses and temporary differences of the subsidiary Telebahia as of September 30, 2005, totaling R$92,157 and R$93,175 (R$76,472 and R$77,491 as of June 30, 2005), respectively.

7.  PREPAID EXPENSES

	Consolidated
	09.30.05	06.30.05

FISTEL fees	9,187	14,734
Advertising	3,005	1,612
Financial charges	168	184
Commercial incentives	36	15
Other	1,636	1,600
Total	14,032	18,145

Current	12,663	16,286
Noncurrent	1,369	1,859

8  OTHER ASSETS

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Escrow deposits	-	-	14,807	14,501
Advances to employees	-	-	1,109	1,155
Credits with suppliers	-	-	1,056	1,809
Receivable from Group companies	210	157	1,876	2,155
Subsidies on handset sales	-	-	1,595	4,129
Other assets	-	-	456	387
Total	210	157	20,899	24,136

Current	210	157	5,976	9,519
Noncurrent	-	-	14,923	14,617

9  INVESTMENTS

a)  Participation in subsidiaries

Investees	Total interest - %	Total common shares (in thousands)	Shareholders' equity as of		Net income (loss) as of
			09.30.05	06.30.05	09.30.05	09.30.04

Telebahia Celular S.A.	100	17,998	250,626	274,904	(64,922)	(30,817)
Telergipe Celular S.A.	100	1,011	60,364	55,659	11,579	9,090

b)  Changes

The changes in the investments of the parent company were as follows for the nine-month periods ended September 30, 2005 and 2004:

	2005	2004

Balance at the beginning of the year	364,333	392,841
Equity pick-up in the 1 st quarter	(5,421)	(3,567)
Donations of equipment received by subsidiaries	-	451
Balance as of March 31	358,912	389,725

Equity pick-up in the 2 nd quarter	(28,349)	(12,602)
Donations of equipment received by subsidiaries	-	897
Balance as of June 30	330,563	378,020

Equity pick-up in the 3 rd quarter	(19,573)	(5,558)
Donations of equipment received by subsidiaries	-	2,070
Balance as of September 30	310,990	374,532

10  PROPERTY, PLANT AND EQUIPMENT

a) Composition

		Consolidated
	Annual depreciation rates - %	09.30.05			06.30.05
		Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	411,598	(283,304)	128,294	133,025
Switching equipment	14.29	141,173	(75,949)	65,224	66,898
Infrastructure	4.00 - 20.00	72,441	(36,475)	35,966	36,256
Land	-	4,784	-	4,784	4,784
Software use rights	20.00	86,844	(51,236)	35,608	36,303
Buildings	4.00	28,716	(6,660)	22,056	22,301
Handsets	66.67	98,806	(76,633)	22,173	21,946
Other assets	10.00 - 20.00	87,702	(49,370)	38,332	40,506
Assets and construction in progress	-	17,447	-	17,447	19,597
Total		949,511	(579,627)	369,884	381,616

In the nine-month period ending September 30, 2005, the Company capitalized financial charges incurred on loans which are financing construction in progress, amounting to R$349 (R$991 in the same period of 2004).

As of September 30, 2005, the Company had fixed assets given in guarantee in the amount of R$ 25,885 (R$ 21,487 as of June 30, 2005) as shown below:

Tax	24,727
Labor	92
Civil	1,066
Total	25,885

The amount attributed to tax litigation refers to the assessments for ICMS on subscriptions and the ISS on the usage tariff for the mobile network (TUM). As of September 30, 2005, based on the opinion of the legal consultants, these cases were classified as possible losses, and, therefore, the Company did not constitute a provision for these cases.

11  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Suppliers	435	19	62,955	82,409
Interconnections	-	-	8,107	3,400
Amounts to be transferred SMP (*)	-	-	23,924	23,912
Technical assistance (Note 27)	-	-	12,877	12,636
Other	13	4	1,331	836
Total	448	23	109,194	123,193

(*) The amounts to be passed on SMP refer to the VC2, VC3 (long distance) calls and interconnection charges billed to our clients and passed on to the long-distance operators.

12  TAXES PAYABLE

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

State VAT (ICMS)	-	-	8,241	9,149
Income and social contribution taxes	-	-	6,306	3,557
PIS and COFINS	-	-	3,683	4,138
FISTEL fees	-	-	-	883
FUST and FUNTTEL	-	-	315	318
Other	197	190	3,353	3,274
Total	197	190	21,898	21,319

13  LOANS AND FINANCING

a) Debt composition

				Consolidated
Description	Currency	Interest	Maturity	09.30.05	06.30.05

Financial institutions:
Resolution No. 2,770	US$	1.09% p.a. to 5.5% p.a.	10.04.05 to 09.22.06	129,078	134,704
European Investment Bank - EIB	US$	1.4% p.a. + Libor	06.13.08	116,621	123,349
Compror	US$	3.77% p.a. to 5.5% p.a.	08.17.06 to 09.25.06	12,191	-

Trade payables:
NEC do Brasil S.A.	US$	7.3%	11.29.05	781	826
Interest				4,675	2,994
Total				263,346	261,873

Current				146,725	138,524
Noncurrent				116,621	123,349

The loans and financing are for the expansion and modernization of the cellular telephone network, financing fixed assets and working capital.

b) Repayment schedule

The long-term amounts have the following breakdown by year of maturity:

Consolidated
Year	09.30.05

2008	116,621
Total	116,621

c) Restrictive covenants

The subsidiaries have a loan with the European Investment Bank - EIB, the balance of which as of September 30, 2005 was R$116,621 (R$123,349 as of June 30, 2005). According to this agreement, a number of economic and financial indexes should be determined annually. Telebahia noted the possibility of noncompliance with the index "Debt Service Ratio" (index calculated using EBITDA on the financial expenses of loans) in the determination to be made as of December 31, 2005. Telebahia is in the process of negotiating a waiver with EIB.

d) Coverage

As of September 30, 2005, the subsidiaries had exchange contracts in the nominal amount of US$124,010 thousand (US$117,641 thousand and €46 thousand as of June 30, 2005) to hedge all their foreign-exchange liabilities. As of September 30, 2005, the subsidiaries had recorded a book loss of R$89,540 (loss of R$73,615 as of June 30, 2005), being R$0 (R$414 as of June 30, 2005) under noncurrent assets, R$53,857 (R$48,056 as of June 30, 2005) under current liabilities and R$35,683 (R$25,973 as of June 30, 2005) under long-term liabilities.

e) Guarantees

The guarantees of the Company and its subsidiaries are as follows:

Banks	Guarantees

NEC do Brasil S.A.	Aval.
European Investment Bank - EIB:
Telebahia Celular S.A.	Commercial risk guaranteed by Banco Espírito Santo.
Telergipe Celular S.A.	Commercial risk guaranteed by Banco Espírito Santo.

14  OTHER LIABILITIES

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Prepaid services	-	-	7,545	9,647
Accrual for customer loyalty program (a)	-	-	2,731	2,368
Intercompany liabilities	18	3	1,725	2,425
Provision for pension plan	-	-	278	259
Reverse split of shares (b)	5,565	5,565	5,565	5,565
Other	-	2	12,192	5,230
Total	5,583	5,570	30,036	25,494

Current	5,583	5,570	23,808	20,180
Noncurrent	-	-	6,228	5,314

(a) The subsidiaries have a loyalty program, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned, considering historic redemption data, points generated and the average cost of a point.

(b) Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company's share capital (Note 16).

15  RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. A reserve was recorded in the accounts for claims in which an unsuccessful outcome was classified as probable.

The composition of the reserves is as follows:

	Consolidated
	09.30.05	06.30.05

Labor	5,347	4,913
Civil	4,553	3,576
Tax	8,513	8,359
Total	18,413	16,848

Current	10,154	9,507
Noncurrent	8,259	7,341

The changes in the reserve for contingencies in the nine-month period ended September 30, 2005 are as follows:

2005
Consolidated

Balance at the beginning of the year	14,833
New provisions, net of reversals	3,663
Monetary variation	331
Payments	(414)
Balance as of September 30	18,413

15.1. Tax litigation

15.1.1. Probable loss

No significant new tax claims with a "probable" loss classification were incurred in the nine-month period ended September 30, 2005. The evolution of the reserves for tax contingencies substantially corresponds to the monetary variation of the reserves during the period.

15.1.2. Possible loss

No significant new tax claims with a "possible" loss classification were incurred in the nine-month period ended September 30, 2005. No significant alterations occurred in the claims indicated in this report since the last fiscal year.

15.2. Labor and civil lawsuits

Include several labor and civil claims, and a reserve was posted as shown previously, which is considered to be sufficient to cover the probable losses on these cases.

The amount involved in relation to claims in which a "possible" loss is classified is R$13,127 for civil claims and R$4,761 for labor claims.

16  SHAREHOLDERS' EQUITY

a)  Capital

In the Ordinary and Extraordinary Shareholders' Meeting held on March 28, 2005, a reverse split of 480,618,117,605 nominative book-entry shares, without par value, was approved, comprising 167,232,225,653 common shares and 313,385,891,952 preferred shares, representing capital, in the proportion of 50,000 (fifty thousand) shares to 1 (one) share of the same type. Capital now comprises 9,612,363 nominative book-entry shares, without par value, of which 3,344,645 are common shares and 6,267,718 are preferred shares.

At the same meeting, the shareholders present unanimously approved ratification of the cancellation of the 51,355,078 nominative book-entry shares, without par value, comprising 252,498 common shares and 51,102,580 preferred shares, held in treasury, derived from the reimbursement of the shareholders that did not approve, in the Extraordinary Shareholders' Meeting, the corporate reorganization that resulted in the merger of the shares of the subsidiaries and the reduction in capital from R$306,375 to R$306,340, in accordance with paragraph 6 of Law No. 6,404/76.

On July 28, 2005, the Company advised the shareholders of the capital increase of R$489,733.56, corresponding to the tax benefit of the merged goodwill, effectively realized during the 2004 fiscal year. The capital was increased from R$306,340,505.99 to R$306,830,239.55, with the issue of 31,915 new common shares, guaranteeing the right of preference as established in article 171 of Law No. 6,404/76, and establishing that funds arising from possible future exercise of the right of preference were credited to the Sociedade Sudestecel Participações S.A.

The capital as of September 30 and June 30, 2005 comprises book-entry nominal shares without par value, as follows:

	Thousands of shares
	09.30.05	06.30.05

Common shares	3,376	3,344
Preference shares	6,268	6,268
	9,644	9,612

b)  Interest on capital and dividends

The preferred shares do not have voting rights, except in the cases stipulated in articles 3 and 7 of the bylaws. They are, however, assured priority to receive dividends 10% higher than those allocated to common shares, or a preferential minimum noncumulative annual dividend of 6% of capital attributable to these shares, whichever is higher. In the case of payment of the minimum preferential dividend of 6% of capital per annum referring to the preferred shares, if there is sufficient balance available after distribution to the holders of preferred shares, the bearers of the common shares will receive the same amount in dividends per share as the preferred shares.

At the Ordinary General Meeting on March 28, 2005, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6,474/76, due to the fact that minimum dividends on preferred shares were not paid for three consecutive years.

c)  Special goodwill reserve

This reserve represents a special goodwill reserve formed as a result of the Company's corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

17  NET OPERATING REVENUE

	Consolidated
	09.30.05	09.30.04

Monthly subscription charges	24,378	29,558
Use of network	238,170	180,672
Additional call charges	17,459	19,947
Interconnection	156,326	148,099
Data services	22,368	9,264
Other services	13,680	13,309
Gross revenue from services	472,381	400,849

State VAT (ICMS)	(82,398)	(65,240)
PIS and COFINS	(17,169)	(14,737)
ISS	(215)	(208)
Discounts granted	(15,656)	(10,051)
Net operating revenue from services	356,943	310,613

Gross revenue from handsets and accessories	145,930	103,278

State VAT (ICMS)	(9,980)	(12,313)
PIS and COFINS	(7,312)	(6,574)
Discounts granted	(62,578)	(37,652)
Returned sales	(4,307)	(5,761)
Net operating revenue from handsets and accessories	61,753	40,978

Total net operating revenue	418,696	351,591

No clients have contributed with more than 10% of gross operating revenue in the nine-month periods ended September 30, 2005 and 2004, except for the amounts of services provided to Telemar Norte Leste S.A. , a fixed-telephone operator, which contributed with approximately 26% and 30% of gross operating revenues, respectively, principally in relation to interconnection revenues.

18  COST OF PRODUCTS SOLD AND SERVICES PROVIDED

	Consolidated
	09.30.05	09.30.04

Personnel	(4,094)	(2,984)
Materials	(314)	(100)
Outside services	(14,707)	(11,894)
Connections	(18,876)	(14,644)
Rent, insurance and condominium fees	(10,376)	(8,965)
Interconnection	(11,501)	(12,525)
Taxes and contributions	(17,782)	(15,316)
Depreciation and amortization	(53,200)	(56,216)
Other	(68)	(25)
Cost of services provided	(130,918)	(122,669)
Cost of products sold	(102,516)	(81,850)
Total	(233,434)	(204,519)

19  SELLING EXPENSES

	Consolidated
	09.30.05	09.30.04

Personnel	(12,928)	(10,645)
Materials	(2,352)	(2,761)
Outside services	(66,823)	(46,630)
Advertising	(16,182)	(12,054)
Rent, insurance and condominium fees	(2,026)	(2,020)
Taxes and contributions	(76)	(390)
Depreciation and amortization	(21,950)	(17,462)
Allowance for doubtful accounts	(14,652)	(9,010)
Other	(4,785)	(2,728)
Total	(141,774)	(103,700)

20  GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04

Personnel	(343)	(349)	(8,628)	(10,024)
Materials	-	-	(162)	(370)
Outside services	(1,968)	(1,276)	(21,736)	(19,676)
Rent, insurance and condominium fees	(19)	-	(2,422)	(1,331)
Taxes and contributions	(34)	(73)	(288)	(1,191)
Depreciation and amortization	-	-	(9,020)	(9,031)
Other	(1)	(6)	(579)	(164)
Total	(2,365)	(1,704)	(42,835)	(41,787)

21 OTHER OPERATING REVENUE (EXPENSES)

	Consolidated
	09.30.05	09.30.04
Revenue:
Fines	3,186	1,775
Recovered expenses	877	395
Reversal of reserves	614	43
Shared infrastructure	1,284	1,056
Commercial incentives	3,313	1,824
Other	1,477	317
Total	10,751	5,410

Expenses:
FUST fees	(1,993)	(1,611)
FUNTTEL	(996)	(805)
ICMS on other expenses	(823)	(611)
PIS and COFINS on other revenues	(1,029)	(2,195)
Other taxes and contributions	(307)	(627)
Reserve for contingencies	(4,277)	(3,153)
Amortization of deferred charges	(285)	-
Other	(5,717)	(571)
Total	(15,427)	(9,573)

22  FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04

Financial income:
Income from financial operations	549	836	5,799	4,142
Monetary/Exchange variations	991	834	54,701	25,663
PIS and COFINS on financial income	-	(114)	(53)	(2,084)
Total	1,540	1,556	60,447	27,721

Financial expenses:
Expenses of financial operations	(393)	(460)	(14,912)	(11,242)
Monetary/Exchange variations	-	-	(746)	(18,853)
Hedge operations, net	(26)	-	(89,449)	(12,162)
Total	(419)	(460)	(105,107)	(42,257)

23  INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries estimate monthly the amounts of income and social contribution taxes on the accrual basis, paying the taxes based on a monthly estimate. Deferred taxes are recognized on temporary differences, as shown in Note 6. The composition of expenses on income and social contribution taxes is given below :

	Consolidated
	09.30.05	09.30.04

Income tax	(10,739)	(2,620)
Social contribution	(3,722)	(949)
Deferred income tax	6,138	(872)
Deferred social contribution	2,277	(314)
Total	(6,046)	(4,755)

A reconciliation of the taxes on income disclosed, eliminating the effects of the goodwill tax benefit, and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04

Loss before taxes	(54,494)	(18,917)	(48,448)	(17,580)
Tax income at combined statutory rate	18,528	6,432	16,472	5,977
Permanent additions:
Nondeductible expenses	-	(26)	(1,497)	(2,393)
Equity pick-up	(18,136)	(9,316)	-	-
Permanent exclusions:
Equity pick-up	-	3,091	-	-
Unrecognized tax loss and temporary differences	(392)	(181)	(21,307)	(8,356)
Difference on additional income tax	-	-	18	18
Other	-	-	268	(1)
Tax expense	-	-	(6,046)	(4,755)

24  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a)  Risk considerations

The major market risks to which the Company is exposed in conducting its business are:

•  Credit risk : derived from the possible difficulty in collecting amounts of telecommunications services provided to customers, and the sales of handsets to the distribution network, together with the risks related to investments and swap operations.

•  Interest rate risk : derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor and CDI).

•  Currency risk : the possibility of the Company incurring losses on account of fluctuations in exchange rates that increase the balances of foreign currency denominated loan and financing liabilities.

The Company takes a positive attitude towards the management of the various risks to which it is subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in its businesses to be mitigated.

Credit risk

The credit risk from providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies related with selling postpaid cell phones. As of September 30, 2005, Tele Leste has 77.8% (77.8% as of June 30, 2005) of its customer base under the prepaid system, which requires prepaid loading and, therefore, does not represent any credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales release integrated with the SAP ERP software distribution module.

The Company is also subject to credit risk derived from its temporary financial investment and amounts receivable from swap operations. The Company operates in such a way as to diversify this exposure over first rate financial institutions.

Interest rate risk

The Company is exposed to fluctuations of local interest rates, due to the fact that the liability portion of the operations with derivatives (exchange hedge) is indexed to the CDI. However, the balance of temporary investments, also indexed to the CDI, partially neutralizes this risk.

As of September 30, 2005, the loans contracted in foreign currency at variable foreign interest rates (Libor) represented a principal of US$52,480 thousand (US$52,480 thousand as of June 30, 2005). In these operations, the Company has protection through derivatives (interest rate swaps), which neutralize the risk associated with the variations in the foreign interest rates (Libor).

Currency risk

Telebahia and Telergipe have contracted financial operations with derivatives to protect against exchange variations resulting from foreign currency loans. The instruments normally used are swap contracts.

The following table summarizes the net exposure of the Company to the exchange rate factor as of September 30, 2005:

In thousands of
US$

Loans and financing	(118,507)
Trade payables - technical assistance	(5,885)
Hedge contracts	124,010
Total	(382)

b)  Derivative contracts

The Company records gains and losses on derivative contracts as net financial income or expenses.

The estimated book and market values of loans and financing, foreign currency liabilities and derivative instruments are as follows:

	Book value	Market value	Unrealized gain (loss)

Other liabilities	(13,078)	(13,078)	-
Loans and financing	(263,346)	(267,016)	(3,670)
Derivative instruments	(89,540)	(80,958)	8,582
Total	(365,964)	(361,052)	4,912

c)  Market value of financial instruments

The market value of the loans and financing and swap contracts was established based on the discounted cash flow method, using available interest rates projections.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates

25  POST-RETIREMENT BENEFIT PLANS

The subsidiaries, together with other companies of the former Telebrás system, sponsor private pension and healthcare plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a)  PBS-A: defined-benefit multi-sponsor plan, for participants that were previously assisted and had such status on January 31, 2000.

b)  PBS-Tele Leste Celular: defined-benefit plan that serves approximately 1% of the Company's employees.

c)  PAMA: multi-sponsor healthcare plan for retired employees and their dependents, on a shared cost basis.

The contributions to the PBS-Tele Leste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the regulations in effect in Brazil . Cost is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll of the employees participating in the Plan, of which 12% is destined to funding the PBS-Tele Leste Celular Plan and 1.5% for the PAMA Plan. In the nine-month period ended September 30, 2005, the contributions to these Plans were R$1 (R$0 (zero) as of September 30, 2004).

d)  Visão Celular Benefit Plan - individual defined contribution plan: was introduced by SISTEL in August 2000. The Company's contributions to the Visão Celular Plan are equal to those of the participants, varying between 0% and 7% of the participation salary, according to the percentage chosen by the participant. In the nine-month period ended September 30, 2005, the contributions to this Plan were R$615 (R$597 as of September 30, 2004).

Up to September 30, 2005, the Company and its subsidiaries recognized, on a proportional basis, the actuarial cost foreseen for the 2005 fiscal year, recording R$57 in relation to these costs, in the administrative expense account.

26  CORPORATE RESTRUCTURING

On November 29, 2000, the corporate restructuring process was concluded, in which the goodwill paid on the privatization process of the Company was transferred to the subsidiaries.

The financial statements, maintained for the corporate and tax purposes of the Company and its subsidiaries, record specific accounts related to the goodwill, the related reserve and the respective amortization, reversal and tax credit, the balances of which as of September 30 and June 30, 2005 are as follows:

	Balances on the date of merger	Consolidated
		09.30.05	06.30.05

Balance sheet:
Merged goodwill	376,316	163,405	171,447
Merged reserve	(251,972)	(107,847)	(113,214)
Balance	124,344	55,558	58,233

		2005	2004
Statement of operations:
Amortization of goodwill		24,127	24,127
Reversal of reserve		(15,981)	(15,924)
Tax credit		(8,146)	(8,203)
Effect on result		-	-

As shown, the goodwill, amortization, net of the reversal of the reserve and corresponding tax credit, had a nil effect on income and, consequently, on the calculation base of the statutory minimum dividend. To ensure a better presentation of the Companies' financial and equity situation in the financial statements, the net amount of R$ 55,558 as of September 30, 2005 (R$58,233 as of June 30, 2005), which essentially represents the merged tax credit, was classified in the balance sheet under noncurrent assets as deferred taxes (see Note 6).

27  TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are:

a)  Use of network and long-distance (roaming) and local cellular communication: these transactions involve companies owned by the same controlling group: Telesp Celular S.A., Global Telecom S.A., Telerj Celular S.A., Telest Celular S.A., Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A., Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Teleron Celular S.A., Telemat Celular S.A., Teleacre Celular S.A., Telegoiás Celular S.A. and Norte Brasil Telecom S.A. Part of these transactions was established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL.

b)  Technical assistance: technical assistance is owed by the subsidiaries to Telefónica Móviles S.A. calculated basically on a percentage applied to the net services revenues, restated in accordance with the currency variation.

c)  Apportionment of corporate costs: with operators in the same group, are passed on to the companies at the cost effectively incurred for these services.

d)  Call-center services: provided by Atento Brasil S.A. for the users of the subsidiaries' telecommunications service, contracted for 12 months, renewable for an equal period.

e)  Systems maintenance: maintenance of the profitability analysis module of the system (MARE) by Telefónica Móbile Solution, contracted for 12 months, renewable for the same period.

We set forth below a summary of the balances and transactions with unconsolidated related parties:

	Consolidated
	09.30.05	06.30.05

Assets:
Trade accounts receivable	3,918	4,076
Receivable from Group companies	1,876	2,155

Liabilities:
Trade accounts payable	6,033	6,182
Technical assistance	12,877	12,636
Intercompany liabilities	1,725	2,425

	2005	2004
Statement of operations:
Revenues from telecommunications services	13,837	34,083
Cost of sales and services	-	(49)
Selling expenses	(18,565)	(13,869)
General and administrative expenses	(2,822)	(4,437)

28  INSURANCE (CONSOLIDATED)

The Company and its subsidiaries have a policy of monitoring the risks inherent in its operations. Accordingly, as of September 30, 2005, the Companies had insurance policies in effect to cover operating risks, third-party liability, health, etc. Company's management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Type	Insured amounts

Operating risks	R$836,474
General third-party liability - RCG	R$7,560
Automobile (fleet of executive vehicles)	Fipe Table (100%), R$250 for DC and R$50 for DM
Automobile (fleet of operational vehicles)	R$250 for DC and R$50 for DM

29  AMERICAN DEPOSITARY RECEIPTS - ADRs PROGRAM

On November 16, 1998, the Company began trading ADRs on the New York Stock Exchange - NYSE, with the following characteristics:

•  Type of shares: preferred.

•  Each ADR represents one preferred share.

•  Shares are traded as ADRs with the code "TBE" on the NYSE.

•  Foreign depositary bank: The Bank of New York.

•  Custodian bank in Brazil : Banco Itaú S.A.

30  RECONCILIATION BETWEEN THE LOSS IN THE PERIOD - PARENT COMPANY AND CONSOLIDATED

The reconciliation between the loss in the nine-month periods ended September 30, 2005 and 2004 of the parent company and consolidated is as follows:

	2005	2004

Parent company loss	(54,494)	(18,917)
Donations of equipment received by subsidiaries	-	(3,418)
Consolidated loss	(54,494)	(22,335)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2005

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.